* KH 2/15

11015597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/09 (MM/DD/YY) AND ENDING 11/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransMarket Group, LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Blvd, Suite 1300
(No and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. O'Brien 312-284-5656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

Securities and Exchange Commission
RECEIVED
FEB 15 2011
Branch of Registrations and Examinations

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/16

OATH OR AFFIRMATION

I, Thomas R. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransMarket Group, LLC and Subsidiaries, as of November 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas R. O'Brien

Signature

Chief Financial Officer

Title

Nancy J. Simenson

Notary Public 3rd day of February 2011

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Members
TransMarket Group L.L.C. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TransMarket Group L.L.C. and Subsidiaries (the Company) as of November 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 10, 2011

TransMarket Group L.L.C. and Subsidiaries

Consolidated Statement of Financial Condition
November 30, 2010

Assets	
Cash	$ 4,721,000
Securities purchased under agreements to resell	66,354,000
Financial instruments owned, at fair value (pledged $171,653,000)	171,969,000
Receivable from broker-dealers	41,244,000
Exchange memberships, at cost (fair value of $1,818,000)	1,924,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $11,444,000	3,055,000
Other assets	2,990,000
Total assets	$ 292,257,000
Liabilities and Members' Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 156,866,000
Financial instruments sold, not yet purchased	20,676,000
Payable to broker-dealers	56,539,000
Accounts payable, accrued expenses and other liabilities	20,192,000
Distributions payable to members	1,940,000
Total liabilities	256,213,000
Subordinated borrowings	1,000,000
Members' equity	35,044,000
Total Liabilities and Members' Equity	$ 292,257,000

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

TransMarket Group L.L.C. (TMG) and Subsidiaries (collectively, the Company) enter into proprietary transactions in securities and exchange listed derivatives, on markets in the United States, Europe, Australia and Asia. TMG is a registered broker-dealer and a member of principal U.S. commodity exchanges. Effective April 2010, TMG withdrew its registration as a futures commission merchant.

A summary of the Company's significant accounting policies are as follows:

Principles of consolidation: The consolidated financial statements include the accounts of TMG and its wholly owned subsidiaries, Aardvark Trading, L.L.C., TransMarket International, LLC and TransMarket Group Securities Pvt., Ltd. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade-date basis and are carried at fair value, as described in Note 4, with the resulting unrealized gains and losses reflected in revenue.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Trading gains and losses for the year ended November 30, 2010, are net of commissions and include interest income of $1,524,000 and interest expense of $216,000 related to the Company's securities trading activities.

Resale and repurchase agreements: Transactions involving securities purchased under agreements to resell (reverse repurchase) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate.

Exchange memberships: Exchange memberships include trading rights required to be held for membership privileges. Exchange memberships held for operating purposes are carried at cost and are evaluated periodically for impairment. Included in other assets are exchange memberships in excess of what is required for membership privileges that are carried at fair value based on quoted prices.

Furniture, equipment and leasehold improvements: Furniture and equipment are being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful lives of the improvements or the term of the lease using the straight-line method.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: TMG is treated as a partnership for federal income tax purposes. Consequently, TMG does not pay federal income taxes on its earnings. Members of the Company are taxed individually on their respective shares of TMG's earnings. TMG's net income or loss is allocated among the members in accordance with the provisions of the operating agreement. TMG's foreign subsidiaries are subject to income taxes in the jurisdictions in which they operate.

On December 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management has determined that there are no material uncertain income tax positions through November 30, 2010. The Company is generally not subject to examination by tax authorities for the tax years before 2007.

Foreign currencies: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the consolidated statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation of transactions denominated in foreign currencies to U.S. dollars are reported in income currently and gains and losses from translating the financial statements of foreign subsidiaries are included as a separate component of members' equity.

Statement of cash flows: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition, that are not held for sale in the ordinary course of business.

Recent accounting pronouncements: In January 2010, FASB issued an amendment *Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements* which requires new disclosures and reasons for transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and not yet adopted for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010 and has not yet been adopted. Management is currently evaluating the impact of the guidance related to the above on its disclosures.

Note 2. Collateral

The Company pledges certain of its financial instruments owned to collateralize repurchase agreements, financial instruments sold not yet purchased and amounts due to broker-dealers and clearing organizations. Pledged securities that can be sold or re-pledged by the secured party are identified in the consolidated statement of financial condition.

At November 30, 2010, the fair value of assets pledged as collateral under repurchase agreements arose from U.S. Government obligations included in securities owned in the amount of $156,800,000.

Further, at November 30, 2010, the fair value of collateral obtained under reverse repurchase agreements, was approximately $66,309,000 (including collateral delivered to satisfy delivery obligations from short U.S. Government positions of approximately $61,301,000).

At November 30, 2010, U.S. Government obligations of $3,498,000 have been deposited as margin and or guarantee deposits with broker-dealers and clearing organizations and portions of these deposits collateralize amounts due to these counterparties.

Cash and financial instruments held at the Company's brokers collateralized amounts due to brokers, if any, and may serve to satisfy regulatory or margin requirements.

Note 3. Receivable from and Payable to Brokers-Dealers

Receivable from and payable to broker-dealers at November 30, 2010 consist of:

	Receivables	Payables
Cash	$ 41,244,000	$ -
Futures contracts	-	(3,362,000)
Fail-to-deliver	-	(1,933,000)
Unsettled securities transactions, net	-	(51,244,000)
	$ 41,244,000	$ (56,539,000)

The Company clears its transactions through various clearing brokers and maintains credit agreements to facilitate its derivative and securities trading activities. At November 30, 2010, the Company has a $68,000,000 credit facility pursuant to credit line agreements, with interest at negotiated rates that range from 0.75 percent to 2.25 percent. Per the agreements, the Company must keep minimum net liquidating balances, as defined, with respective clearing brokers. As of November 30, 2010, outstanding borrowings on a facility approximated $8,335,000, which was netted against cash deposits included in receivables from broker-dealers.

Note 4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

U.S. Government securities that trade in active markets are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy.

Equity securities are exchange traded and are valued using quoted market prices, with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy. Equity securities that are restricted include Class A-1 and Class A-2 stock in CBOE Holdings, Inc. These are valued based on the last reported sale price of CBOE stock on the day of valuation and are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments (futures, forwards, options) are exchange traded in active markets that are valued using exchange settlement prices with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy.

Exchange memberships carried at fair value are valued using quoted prices as provided by the exchange and other observable inputs and are not in an active market are classified within Level 2 of the fair value hierarchy.

Other assets include, among other things, a Joint Back Office investment (JBO investment) for which there is not exchange or independent, publicly quoted market. The estimate of the fair value may differ significantly from the value that would have been used had a ready market existed for such investments. These financial instruments are classified as Level 3 in the fair value hierarchy.

Note 4. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of November 30, 2010.

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
U.S. Government obligations	$ 160,072,000	$ -	$ -	$ 160,072,000
Options on futures	11,270,000	-	-	11,270,000
Common stock	86,000	541,000	-	627,000
	171,428,000	541,000	-	171,969,000
Other assets:				
Exchange memberships in excess of requirements	-	297,000	-	297,000
JBO investment	-	-	10,000	10,000
	-	297,000	10,000	307,000
Total assets	$ 171,428,000	$ 838,000	$ 10,000	$ 172,276,000
Liabilities:				
Financial instruments sold, not yet purchased:				
U.S. Government obligations	$ 7,688,000	$ -	$ -	$ 7,688,000
Options on futures	12,988,000	-		12,988,000
Payable to broker-dealers:				
Futures contracts	3,362,000			3,362,000
Total liabilities	$ 24,038,000	$ -	$ -	$ 24,038,000

Substantially all of the Company's other assets and liabilities are considered financial instruments, except for exchange memberships, and are at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at November 30, 2010 consist of the following:

Equipment	$ 8,763,000
Leasehold improvements	2,196,000
Software	2,624,000
Furniture	916,000
	14,499,000
Accumulated depreciation and amortization	(11,444,000)
	$ 3,055,000

Depreciation and amortization expense for the year ended November 30, 2010, amounted to $5,619,000.

During the year ended November 30, 2010 the Company evaluated the carrying value of its fixed assets and certain leases. It was determined that the carrying value of these assets may not be recoverable and an impairment loss of $2,700,000 was recognized in order to state the assets at their net realizable value. This impairment charge is included in depreciation expense.

Note 6. Derivative Instruments

Disclosure is presented, in accordance with recent FASB guidance on derivatives and hedging, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to the trading of futures, forwards and options on futures contracts traded on domestic and foreign markets. These derivative contracts are recorded on the consolidated statement of financial condition as assets measured at fair values and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the consolidated statement of operations and comprehensive loss. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Note 15 describes the risks associated with trading derivative contracts.

At November 30, 2010 and for the year then ended, the Company's derivative activities had the following impact on the consolidated statement of financial condition and the consolidated statement of operations and comprehensive loss:

Note 6. Derivative Instruments (Continued)

Consolidated Statement of Financial Condition:

Contract Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate	Payable to broker-dealers (1)	$ 9,339,000	$ (11,028,000)	$ (1,689,000)
Energy	Payable to broker-dealers (1)	6,337,000	(6,955,000)	(618,000)
Metals	Payable to broker-dealers (1)	934,000	(1,235,000)	(301,000)
Agricultural	Payable to broker-dealers (1)	444,000	(433,000)	11,000
Other	Payable to broker-dealers (1)	729,000	(1,494,000)	(765,000)
Interest rate	Financial instruments owned (2)	12,000	-	12,000
	Financial instruments sold, not yet purchased (2)	-	(3,000)	(3,000)
Energy	Financial instruments owned (2)	5,828,000	-	5,828,000
	Financial instruments sold, not yet purchased (2)	-	(6,034,000)	(6,034,000)
Other	Financial instruments owned (2)	5,430,000	-	5,430,000
	Financial instruments sold, not yet purchased (2)		(6,951,000)	(6,951,000)
				$ (5,080,000)

(1) Represents futures contracts
(2) Represents options on futures

Consolidated Statement of Operations and Comprehensive Income:

Contract Type	Statement of Operations and Comprehensive Income Location	Realized and Unrealized Gains (Losses), Net
Interest rates	Trading gains and losses, net	$ 5,324,000
Energy	Trading gains and losses, net	6,343,000
Metals	Trading gains and losses, net	1,772,000
Agricultural	Trading gains and losses, net	1,450,000
Other	Trading gains and losses, net	312,000
		$ 15,201,000

For the year ended November 30, 2010, derivative contracts had realized gains and a change in unrealized losses of $23,476,000 and ($8,275,000), respectively, which is included in trading gains and losses, net.

For the year ended November 30, 2010, the monthly average number of derivative contracts bought and sold was approximately 4,900,000.

Note 7. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at November 30, 2010 consist of:

Accrued trader compensation and participation interests	$ 10,704,000
Notes payable to officers	1,957,000
Accrued compensation	1,277,000
Other	6,254,000
	$ 20,192,000

The notes payable to officers of $1,957,000 are due on demand, of which $957,000 bears interest at 6 percent and $1,000,000 is non-interest bearing.

Note 8. Liabilities Subordinated to Claims of General Creditors

At November 30, 2010, the Company has $1,000,000 in borrowings subordinated to claims of general creditors obtained from a voting member. The subordinated loan agreement carries interest at the rate equal to the Fed Funds daily effective rate as published by the Federal Reserve Bank of New York and matures on July 31, 2011.

Interest expense for the year ended November 30, 2010 and interest payable on subordinated borrowings at November 30, 2010 were approximately $1,000, respectively.

Subordinated borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9. Tax Carryforward Losses

The Company has net carryforward losses for foreign tax purposes of approximately $19,100,000 from its foreign operations that are available indefinitely to offset future taxable income of these operations. At November 30, 2010, the Company has a deferred tax asset of approximately $5,300,000 from these net carryforward losses. A valuation allowance has been provided to fully offset this deferred tax asset related to the net operating loss as realization is not assured. The deferred tax asset and valuation allowance related to the net carryforward losses increased by $2,575,000 during the year ended November 30, 2010.

For the year ended November 30, 2010, a valuation allowance of $3,121,000 was recognized for the deferred tax assets of a foreign subsidiary since realization of the asset is not assured.

Note 10. Members' Equity

TMG's operating agreement provides, among other things, for voting and non-voting interests. Each voting membership interest holder is credited with their respective allocation, as determined by the operating agreement and the relevant manager or managers, of any gain or loss from operation of specific business units of TMG. Non-voting members who trade proprietary accounts for TMG receive a special allocation based on their trading results and in accordance with their trading agreements. The operating agreement also provides for certain restrictions on the withdrawal of capital by its members.

Note 11. Related-Party Transactions

Certain officers of the Company have assigned their memberships and stock in exchange for the benefit of the Company as required for operations at no cost to the Company. At November 30, 2010, the market value of these memberships and stock in exchange was $470,000 and $3,457,000, respectively.

Note 12. Employee Benefit Plan

The Company has a qualified 401(k) profit sharing plan covering all eligible employees. Under the provisions of the plan, the Company may match a portion, as defined, of the employees' contributions. In addition, the Company may elect to make discretionary contributions to the plan. The Company did not make any matching or discretionary contributions to the plan for the year ended November 30, 2010.

Note 13. Commitments and Contingencies

The Company leases office space and equipment under noncancelable lease agreements that expire at various dates to August 2017. At November 30, 2010, the aggregate minimum annual rental commitments under these operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Years ending November 30:	
2011	$ 661,000
2012	452,000
2013	462,000
2014	439,000
2015	449,000
Thereafter	935,000
	$ 3,398,000

Rent expense for the year ended November 30, 2010 was approximately $3,563,000.

A bank letter of credit of $400,000 was issued in connection with an office lease.

In the normal course of business, the Company is subject to litigation, claims and regulatory matters. The Company vigorously defends against these matters and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's consolidated financial position.

Note 14. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 15. Derivatives Activities

In the normal course of business, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures contracts, and other financial instruments with similar characteristics. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company has also sold securities that it does not currently own and will, therefore, be obligated to purchase such securities in the future. The Company has recorded these obligations in the financial statements at November 30, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to November 30, 2010.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentrations of credit risk: The Company also enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 16. Net Capital Requirements

TMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). TMG has elected to use the alternative method permitted by the rule, which requires TMG to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items" as these terms are defined. Net capital and aggregate debit items change daily, but at November 30, 2010, under the most stringent rules, TMG had net capital and net capital requirements of approximately $5,281,000 and $250,000, respectively. In addition, the foreign subsidiaries of TransMarket International, LLC are subject to their local regulatory oversight requirements. At November 30, 2010, these subsidiaries were in compliance with these capital requirements. The net capital requirements may effectively restrict the payment of cash distributions.

Note 17. Consolidated Subsidiaries

The following is a summary of certain financial information of TMG's consolidated subsidiaries:

	Aardvark Trading L.L.C.	TransMarket International, LLC	TransMarket Group Securities Pvt., Ltd.
Total assets	$ 10,249,000	$ 47,700,000	$ 810,000
Members' equity	8,125,000	7,521,000	809,000

The accounts of TMG's consolidated subsidiaries are not included in TMG's computation of net capital as the assets of TMG's consolidated subsidiaries are not readily available for the protection of TMG's counterparties and other creditors, and the liabilities of TMG's consolidated subsidiaries are not guaranteed by TMG.

Note 18. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

During January 2011, the Company reached an agreement with one of its voting members for the potential sale of certain subsidiaries of TransMarket International, L.L.C. to this voting member. The agreement provides, among other things, that the sales price will be the adjusted book value of the subsidiaries and that prior to the sale adequate financing will be obtained by the subsidiaries to pay both the sales price and to repay advances made by the parent Company. If the sale is not completed by a certain date the subsidiaries will remain part of the Company and the voting member will withdraw his capital. The estimated net equity at time of sale of the subsidiaries is expected to be approximately $6,900,000.

CBOE
CHICAGO BOARD OPTIONS EXCHANGE

January 26, 2011

Mr. Thomas O'Brien
Chief Financial Officer
TransMarket Group LLC
550 West Jackson Boulevard
Suite 1300
Chicago, IL 60661

Dear Mr. O'Brien:

This letter is in response to your letter dated January 25, 2011 wherein you requested on behalf of TransMarket Group, LLC ("TransMarket" or the "Firm") an extension to file with the Chicago Board Options Exchange ("CBOE") the audited financial statement conducted by an independent public account for the fiscal year ending November 30, 2010 required pursuant to SEC Rule 17a-5(d).

CBOE understands that the reason for the request for the extension is that TransMarket is undergoing an internal reorganization that will require recording one-time write-down of assets. Those write-downs are still being evaluated. The Firm represents to the CBOE that it is not experiencing any significant financial or recordkeeping problems and that it is in compliance with the net capital rule.

Based on TransMarket's representations, the CBOE grants the Firm an extension of time to submit audited financial statements to the CBOE for fiscal year ending November 30, 2010. TransMarket has until February 11, 2011 to file the audited financial statements to the CBOE.

If you have any questions, feel free to contact the undersigned at (312) 786-7937.

Sincerely,

Robert Gardner

Robert Gardner
Director
Department of Member Firm Regulation

TransMarket Group L.L.C. and Subsidiaries

Financial Report
November 30, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.